Exhibit 99.1

MINGZHU LOGISTICS HOLDINGS LIMITED Announces $8 Million Registered Direct Offering

SHENZHEN, November 25, 2025, /GlobeNewswire/-- Mingzhu Logistics Holdings Limited (NASDAQ: YGMZ) (the “Company”), an elite provider of logistics and transportation services to businesses, today announced that it has entered into a definitive securities purchase agreement with certain institutional investors for the purchase and sale of an aggregate of 8,000,000 units (each, a “Unit”), consisting of one ordinary share of the Company, par value $0.128 per share (each, an “Ordinary Share”),or in lieu thereof, a pre-funded warrant, and one common warrant (each, a “Warrant”), at a purchase price of $1.00 per Unit in a registered direct offering. The purchase price for the pre-funded warrants is identical to the purchase price for Ordinary Shares, less the exercise price of $0.128 per share.

Each of the Warrants will have an exercise price of $1.00 per Class A Ordinary Share, will be immediately exercisable upon issuance, and will expire on the six-month anniversary of the issuance date. The aggregate gross proceeds to the Company of this offering are expected to be approximately $8 million, before deducting placement agent fees and other offering expenses payable by the Company. The transaction is expected to close on or about November 26, 2025, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as sole placement agent for the offering.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-267839) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on June 6, 2023. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC's website at www.sec.gov.

About MINGZHU LOGISTICS HOLDINGS LIMITED

Mingzhu Logistics Holdings Limited (NASDAQ: YGMZ) is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, Mingzhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit https://ir.szygmz.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be closed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

MINGZHU LOGISTICS HOLDINGS LIMITED

Junfei Yang

Email: IR@szygmz.com